Exhibit 12.1

Whole Foods Market, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends1

(In thousands, except ratio data)

	Sept 28, 2008	Sept 30, 2007	Sept 24, 2006	Sept 25, 2005	Sept 26, 2004
Earnings:
Income before income taxes	206,519	304,567	339,713	237,133	215,853

Rent expense	257,465	200,999	153,059	124,772	99,929
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3

One-third of rent expense	85,822	67,000	51,020	41,591	33,310
Interest expense	36,416	4,208	32	2,223	7,249

Fixed charges to add to earnings	122,238	71,208	51,052	43,814	40,559

Total available earnings	328,757	375,775	390,765	280,947	256,412

Fixed Charges:
Interest expense	36,416	4,208	32	2,223	7,249
Capitalized interest	6,028	882	928	2,976	2,132

Total interest	42,444	5,090	960	5,199	9,381
One-third of rent expense	85,822	67,000	51,020	41,591	33,310

Total fixed charges	128,266	72,090	51,980	46,790	42,691

Ratio of earnings to fixed charges	2.56x	5.21x	7.52x	6.00x	6.01x

[1]	Whole Foods Market, Inc. has not paid any preferred dividends over the past five years.